[Magna logo]                                Magna International Inc.
                                            337 Magna Drive
                                            Aurora, Ontario L4G 7K1
                                            Tel:  (905) 726-2462
                                            Fax:  (905) 726-7164

[Tesma logo]                                Tesma International Inc.
                                            1000 Tesma Way
                                            Concord, Ontario L4K 5R8
                                            Tel:  (905) 417-2100
                                            Fax:  (905) 417-2101

                          JOINT PRESS RELEASE

                  MAGNA AND TESMA ANNOUNCE AGREEMENT
                      FOR PRIVATIZATION OF TESMA

February 1, 2005, Aurora, Ontario, Canada -- Magna International Inc. (TSX:
MG.SV.A, MG.MV.B, NYSE: MGA) ("Magna") and Tesma International Inc. (TSX:
TSM.SV.A; NASDAQ: TSMA) ("Tesma") today jointly announced that Tesma's shareholders have approved the previously announced plan of arrangement under Ontario law, by which Magna will acquire all of the outstanding Class A Subordinate Voting Shares of Tesma not owned by Magna. The arrangement was approved by over 71% of the votes cast by holders of Tesma Class A Subordinate Voting Shares, voting separately as a class. The arrangement was also approved by over 60% of the votes cast by the "minority" holders of Tesma Class A Subordinate Voting Shares. Votes cast by Magna, and parties related to Magna, were excluded for the purposes of the "majority of the minority" approval requirement. The privatization transaction is expected to become effective on February 6, 2005, subject to obtaining final court approval.

Tesma, a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, employs over 5,800 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting its three principal product technology groups: Tesma Engine Technologies; Tesma Transmission Technologies; and Tesma Fuel Technologies.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include:
Automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

For further information regarding this press release, please contact at
Magna: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer, at (905) 726-7100, and at Tesma: Anthony E. Dobranowski, Vice Chairman and Chief Financial Officer at (905) 417-2155. Alternatively, please forward e-mail requests to: investorrelations@tesma.com or visit Tesma's website at www.tesma.com